UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

BBV VIETNAM S.E.A. ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y0764A114

(CUSIP Number)

December 31, 2008

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Globis Capital Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 127,400
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 127,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Globis Capital Advisors, L.L.C.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 127,400
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 127,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Globis Overseas Fund, Ltd.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 0
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Globis Capital Management, L.P.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 127,400
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 127,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Globis Capital, L.L.C.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 127,400
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 127,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y0764A114

1.	Names of Reporting Persons: Paul Packer
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

5. Sole Voting Power: 0

Number of
Shares	6. Shared Voting Power: 127,400
Beneficially by
Owned by Each
Reporting	7. Sole Dispositive Power: 0
Person with:

8. Shared Dispositive Power: 127,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

BBV Vietnam S.E.A. Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

61 Hue Lane

Hai Ba Trung District

Hanoi, Vietnam

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Globis Capital Partners, L.P., a Delaware limited partnership ("Globis Partners"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)
Globis Capital Advisors, L.L.C., a Delaware limited liability company ("Globis Advisors"), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners;

(iii)	Globis Overseas Fund, Ltd., a Cayman Islands exempted company ("Globis Overseas"), with respect to shares of Common Stock directly held by it;

(iv)
Globis Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas;

(v)
Globis Capital, L.L.C., a Delaware limited liability company (“GC”), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; and

(vi)	Mr. Paul Packer ("Mr. Packer"), who is the Managing Member of Globis Advisors, and GC, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas.

Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC and Mr. Packer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence

The principal office and business address of Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC and Mr. Packer is:

60 Broad Street,
38th Floor
New York, New York 10004

(c)	Citizenship

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number

Y0764A114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) 240.13d-2(b) or (c), check whether the person is filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

A.	Globis Capital Partners, L.P.

(a)	Amount beneficially owned: 127,400

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 127,400

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 127,400

B.	Globis Capital Advisors, L.L.C.

(a)	Amount beneficially owned: 127,400

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 127,400

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 127,400

C.	Globis Overseas Fund, Ltd.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 0

D.	Globis Capital Management, L.P.

(a)	Amount beneficially owned: 127,400

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 127,400

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 127,400

E.	Globis Capital, L.L.C.

(a)	Amount beneficially owned: 127,400

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 127,400

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 127,400

F.	Paul Packer

(a)	Amount beneficially owned: 127,400

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 127,400

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 127,400

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

/s/ Paul Packer
Paul Packer,
individually and as managing member of: (a) Globis Capital Advisors, L.L.C.,  for itself and as the general partner of  Globis Capital Partners, L.P.;  and (b) Globis Capital, L.L.C.,  for itself and as the general partner of  Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P. and Globis Overseas Fund, Ltd.

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 13, 2009

/s/ Paul Packer
Paul Packer,
individually and as managing member of: (a) Globis Capital Advisors, L.L.C.,  for itself and as the general partner of  Globis Capital Partners, L.P.; and (b) Globis Capital L.L.C.,  for itself and as the general partner of  Globis Capital Management, L.P., the Investment Manager of Globis Capital Partners, L.P. and Globis Overseas Fund, Ltd.